Exhibit 99.35

APHRIA ENGAGES IN POSITIVE DIALOGUE WITH TORONTO STOCK EXCHANGE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES Leamington, Ontario — October 23, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) announced that Company executives met with representatives of the Toronto Stock Exchange (the “TSX” or the “Exchange”) on Friday October 20, 2017 to discuss the Exchange’s recent guidance on Section 306, Section 325 and Part VII of the TSX Company Manual. Aphria is pleased that TSX representatives responded positively to its proactive efforts to work with the Exchange in light of this recent guidance.

Vic Neufeld, Chief Executive Officer of Aphria, said, “To be clear, Aphria has not received notice from the TSX of a continued listing review. In our discussions, we reiterated our commitment as a valued member of the TSX to work collaboratively with the TSX as it continues to monitor developments in this sector. We remain a TSX listed company and are pleased that they are open to continuing a dialogue with us.”

The Company will provide further updates on these discussions as developments warrant.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For further information please contact:

Vic Neufeld

President & CEO

1-844-427-4742

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, expectations related to the Company’s future expansion and growth strategies, timing and completion of the Business Combination, the completion of the acquisition of Chestnut, the completion of the private placement, the completion of the branding and licensing of Aphria’s intellectual property, the expected composition of the board of directors of Liberty, shareholder approvals and the parties’ ability to satisfy closing conditions and receive necessary approvals. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.